सत्यमेव जयते

INDIA NON JUDICIAL

Government of National Capital Territory of Delhi

e-Stamp

Certificate No.	: IN-DL:49453796005074K
Certificate Issued Date	: 27-Nov-2012 04:31 PM
Account Reference	: IMPACC (IV)/ dl719103/ DELHI/ DL-DLH
Unique Doc. Reference	: SUBIN-DLDL71910398728346689944K
Purchased by	: AMIRA PURE FOODS PRIVATE LIMITED
Description of Document	: Article 5 General Agreement
Property Description	: NA
Consideration Price (Rs.)	: 0 (Zero)
First Party	: AMIRA PURE FOODS PRIVATE LIMITED
Second Party	: RITESH SUNEJA
Stamp Duty Paid By	: AMIRA PURE FOODS PRIVATE LIMITED
Stamp Duty Amount(Rs.)	: 100 (One Hundred only)

.... Please write or type below this line..

EMPLOYMENT SEVERANCE UNDERTAKING

I, the undersigned, son of **Shri Krishan Lat Suneja** resident of **2470, Hudson Line G.T.B. Nagar, New Delhi-110009** do hereby duly confirm and acknowledge that :

Statuatory Alert:

1. The authenticity of the Stamp Certificate can be verified at Authorised Collection Centers (ACCs), SHCIL Offices and Sub-registrar Offices (SROs). a The Contact Details of ACCs, SHCIL Offices and SROs are available on the Web site "www.shcilestamp.com"

1	My employment with M/s Amira Pure Foods Private Limited was terminated with effect from 30th November, 2012 after office hours. 1 have received my full and final settlement amount as per company's norms vide Cheque No. 458076 Dated 01-01-2013 of Amount 4,68,751.00

2.	I have no further claim (s) against the company for any amount / sum in relation to or that may arise on account of :

i. The term of my employment with the company

ii. Termination of my employment with the company

iii. On any other account whatsoever (collectively)

3.	I hereby confirm that I shall not be entitled to raise any demands or disputes on account of any claim (s) whatsoever against the company or against any other companies / entities forming part of its Group, or any of their respective directors, employees and consultants, now or at any time in the future.

4.	I hereby confirm that, as far as I am aware, I have not at any time withheld or failed to disclose any material fact concerning the performance of my duties with the company or against any other Group entity or materially breached my duty of loyalty or other obligations to the company or any other Group entity.

5.	All documents, information (in paper or electronic form), materials and equipment of any kind that I created or acquired during the course of my employment with the company are and shall remain the property of the company. I have returned all such documents, materials and equipments to the company and have not made or taken copies of the same. I have also removed all electronically stored company properties from all storage media in my possession, custody or control, without limitation, from my home computer system and / or any external disk or pen drives.

6.	I also acknowledge not to directly or indirectly use or disclose to any third party / person, without the prior written consent of the company, any Confidential Information of the company or any Group entity has been furnished to me or became available to me by virtue of my employment with the company, as well as all information that I generated that contains, reflects or is derived from such information that, in each case has not been published or disclosed to, and is not otherwise known to the public. "Confidential Information" shall mean any and all information not in the public domain or generally known in the industry of the company, in any form, that I may have acquired during the course of my employment with the company, including, without limitation, trade secrets and non-public information of the company or any Group entity relating to such entity's past, present and future businesses, inventions, products and services, operations, structure, designs, concepts, research, software packages, operations, marketing strategies, sources or leads for and methods of obtaining new business, costs, pricing, financial condition, customers, vendors, suppliers, distribution methods, supply chain methods, employees, independent contractors and hiring practices.

7.	I agree to assist and to cooperate with the company in connection with the defense or prosecution of any claim, investigation or dispute that may involve the company or any Group entity, including testifying in any proceeding to the extent such claim, investigation or dispute relates to services that I performed or was required to perform, pertinent knowledge that I possess, or any act or omission that I have made. I also agree to perform all acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement. If requested, I agree to provide the company and any Group entities with reasonable assistance, including, without limitation, providing information, in connection with the transition of my employment duties and responsibilities to others and matters with which I was involved during my employment with the company.

8.	I agree not to make, or cause to be made, any disparaging, negative or adverse statements whatsoever, whether in public or private, and whether written, oral or otherwise, concerning the company or its respective businesses, products or services. Similarly, the Company will not expressly authorize the issuance of any such statement with respect to me. This paragraph does not apply to factual statements made in connection with legal proceedings, governmental and regulatory investigations and actions, and internal company investigations or any other statement or disclosure required by law.

9.	I agree that, until November 30, 2014 (a period of two years from my date of termination), I shall not, without the prior written consent of the company, directly or indirectly, on my behalf or on behalf of or in conjunction with any person or entity (except as a holder, for investment purposes only, of not more than one percent (1%) of the outstanding stock of any company listed on a national securities exchange, or actively traded in a national over-the-counter market), actually or attempt to:

a. solicit, attempt to do any business with, refer or intentionally interfere with the Company's relationship with any advertiser, customer, distributor, reseller, or supplier of goods or services of or to the company or any Group entity; or

b. solicit, induce or entice any employee or contractor of the Group to terminate employment with, or cease providing services to, the company or any Group entity.

10.	I agree to keep the terms of this Agreement, including the specific amount paid hereunder, confidential, and not to disclose them to any other person or entity, including, without limitation, any current, former or future employees of the company or other Group entity, except (i) as may be required by law; (ii) as may be required by any taxing authority; (iii) as may be required in the performance or enforcement of this Agreement.

11.	In case I breach any of the clauses of this undertaking including, but not limited to, by filing, bringing or participating in any claims or actions then I agree to pay all costs and expenses, including reasonable attorney's fees, incurred by the company or any of the company entities in defending such claims or actions.

12.	In case I breach any of the clauses of this undertaking then the company or its authorized representatives shall have right to take any legal action against me as per Indian laws / statutes.

Yours sincerely,

EMPLOYEE'S NAME	RITESH SUNEJA

SIGNATURE	/s/ Ritesh Suneja

DATE	02/01/2013

PLACE	New Delhi